EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MTS Systems Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of MTS Systems Corporation of our reports dated December 14, 2005, with respect to the consolidated balance sheets of MTS Systems Corporation as of October 1, 2005 and October 2, 2004, and the related consolidated statements of income, shareholders’ investment and comprehensive income (loss), and cash flows for each of the years in the three-year period ended October 1, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of October 1, 2005, and the effectiveness of internal control over financial reporting as of October 1, 2005, which reports appear in the 2005 annual report on Form 10-K of MTS Systems Corporation.

/s/   KPMG LLP

Minneapolis, Minnesota
July 28, 2006